UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Translation of registrant's name into English)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This report on Form 6-K/A is being filed to revise the statement included in the report on Form 6-K of Brookfield Business Partners L.P. (“BBU”) for the month of May 2022, filed on May 13, 2022 (the “Original Form 6-K”) that incorporates by reference Exhibit 99.1 of the Original Form 6-K (“Exhibit 99.1”) into BBU’s registration statements filed with the Securities and Exchange Commission, to provide the correct registration number for one of BBU’s registration statements on Form F-3 referenced in the Original Form 6-K and to incorporate Exhibit 99.1 by reference into BBU’s registration statements on Form F-3 (File Nos: 333-251316, 333-258765 and 333-264630).

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was originally filed.

EXHIBIT LIST

Exhibit	Title
99.1	Brookfield Business Partners L.P.’s interim report for the quarter ended March 31, 2022*
99.2	Form 52 - 109F2 - Certification of Interim Filings - CEO*
99.3	Form 52 - 109F2 - Certification of Interim Filings - CFO*
99.4	First Amendment to the Commitment Agreement, dated as of May 5, 2022, between Brookfield Asset Management Inc. and Brookfield Business Partners L.P.*

*Previously filed in the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

/s/ Jane Sheere
Date: May 13, 2022	By:	Name: Jane Sheere Title: Corporate Secretary